Outerbridge / Comtech Detailed Engagement Timeline

June 2021	June – July	July	August	August	August

June 8th – 9th
Outerbridge, a large CMTL shareholder that first purchased shares in November 2020, sends emails to COO Mike Porcelain, the Company's listed IR contact, requesting a call and mentioning its 1% share ownership; Outerbridge also attempts to call Mr. Porcelain directly without success

June 14th
Outerbridge issues an open letter to the Board outlining the items it wishes to discuss

June 16th
CMTL issues a press release acknowledging receipt of the letter

June 18th
Outerbridge again emails Mr. Porcelain requesting a chance to speak by phone, ideally with senior management and the lead independent director of the Board

June 21st
Mr. Porcelain responds and the parties agree to speak on June 25th

June 25th
CIO Rory Wallace of Outerbridge and Mr. Porcelain have a virtual meeting (audio only) with CFO Mike Bondi in attendance; Mr. Wallace notes Outerbridge's significantly increased share ownership since the time of the letter, and attempts to engage on Gilat acquisition, 911 business, and margins; Mr. Porcelain becomes defensive and refuses to meaningfully engage, claiming MNPI issues

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June 28th
Mr. Wallace sends thank you email to Messrs. Porcelain and Bondi and asks to speak with CEO/Chair Fred Kornberg and/or the lead independent director of the Board

June 29th – July 20th
Mr. Porcelain responds and the parties exchange logistical emails, eventually agreeing on a July 22nd in-person meeting at CMTL headquarters in Melville, New York

July 22nd
CMTL issues a press release announcing Judy Chambers' Board appointment, plan to reduce the board to 5 members, and the appointment of Lawrence Waldman to Lead Independent Director following the 2021 Annual Meeting in December

Later that Day
Messrs. Kornberg, Porcelain, and Wallace meet, intense frustration is expressed over the public letter issued; at Mr. Wallace's request, Mr. Kornberg provides his direct line and personal cell phone number for Mr. Wallace to call and provide to other CMTL shareholders; Mr. Wallace recommends a strategic review, explaining the 911 business is significantly undervalued, and repeatedly states that a strategic review *need not result in a sale*; Mr. Wallace advises the addition of new directors with relevant skill sets and requests a meeting with the independent Board members

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July 26th – 28th
Mr. Wallace leaves voicemails on Mr. Kornberg's direct line and attempts to text message Mr. Kornberg regarding a 1-on-1 follow-up; Mr. Wallace sends an email to Mr. Kornberg; as Mr. Kornberg had urged during the meeting, Mr. Wallace shares the number Mr. Kornberg represented as his cell phone number to other shareholders, but, over the coming weeks, no shareholder successfully reaches Mr. Kornberg on this number

July 29th
Mr. Kornberg responds to Mr. Wallace offering to circle back the following week

July 30th
Mr. Wallace replies reiterating that while the announced changes were a step in the right direction, more change is needed to maximize shareholder value, particularly with regard to strategy, capital allocation, succession planning, and corporate governance; Mr. Wallace expresses a willingness to work collaboratively with the Board and in good faith, but is prepared to nominate director candidates if necessary

Later that Day
Outerbridge becomes informed that Mr. Porcelain has conducted unsolicited outreach to other CMTL stockholders and dispensed misleading information regarding Outerbridge's engagement with CMTL and other shareholders

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August 1st
Mr. Kornberg responds to Mr. Wallace's email and offers to speak on August 6

August 6th
Mr. Wallace speaks with Messrs. Kornberg and Waldman and shares that Outerbridge has identified two candidates for board consideration, that a classified board is an unfortunate mechanism, and his belief that shareholders would greatly prefer to see a formal external search in lieu of an internal promotion for CEO and have no appetite for further large M&A deals

August 9th
Mr. Wallace sends private letter to Board via email to Messrs. Kornberg and Waldman and Ms. Chambers with bios of two independent and highly qualified Board candidates

August 10th
Mr. Wallace leaves a voicemail for Mr. Kornberg and the two exchange emails regarding follow-up

August 11th
Mr. Kornberg (and not Independent Directors Waldman or Chambers) emails Mr. Wallace to solicit phone numbers of recommended candidates to begin the interview process; Mr. Wallace forwards the relevant contact information and states that on the recommendation of counsel regarding timing of a possible nomination notice, the parties should begin to discuss a mutual agreement immediately and in parallel with interviews

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August 12th
Mr. Wallace again is informed that Mr. Porcelain is making misleading and threatening statements to other shareholders regarding Outerbridge

August 16th
CMTL issues a press release announcing its intention to declassify the Board

August 18th
Mr. Kornberg meets with one of Outerbridge's candidates, who had traveled to Melville from out of town on short notice, and shares that the independent Board would be unavailable to speak until after September 6, just days prior to the September 9 nomination deadline (candidate was never contacted by any of the independent directors)

August 19th
Mr. Wallace sends a private letter to the Board, urging it to adopt improved financial reporting and governance practices and reiterating the need to formulate a cooperative framework if the parties hope to avoid a proxy contest; Mr. Wallace notes he has not received any proactive outreach from the independent Board or its counsel

August 20th
Mr. Kornberg acknowledges receipt of the letter, but does not address the need for a cooperative agreement; a follow-up call is scheduled for August 25

August 23rd
Mr. Kornberg interviews the second candidate (candidate was never contacted by any of the independent directors)

August 25th
Messrs. Kornberg and Wallace have a phone call wherein Mr. Wallace emphasizes the immediate need for a cooperation agreement to avoid a public nomination and subsequent contest; Mr. Kornberg shares that Outerbridge's candidates were impressive but remains non-committal and expresses his belief that Outerbridge need not pursue a public nomination

August 26th
Mr. Wallace emails Messrs. Kornberg and Waldman and Ms. Chambers to introduce Outerbridge's attorney to assist with drafting a cooperation agreement between Outerbridge and CMTL in order to avoid a public nomination

Later that Day
Mr. Kornberg responds to Mr. Wallace, removing Outerbridge's attorney from the email and stating that the evaluation of candidates does not require a cooperation agreement; during this time, *fearing that CMTL may be trying to allow the nomination deadline to expire without a cooperation agreement, Outerbridge hires a third party search firm in order to begin a selection and interview process in parallel for three separate candidates to run on a contested slate*

August 27th
Mr. Wallace emails Mr. Kornberg informing him that counsel has begun to draft a cooperation agreement to avoid a public nomination; Mr. Wallace requests the name of CMTL's counsel to help negotiate terms to avoid a public nomination as the deadline approaches

Outerbridge

Outerbridge / Comtech Detailed Engagement Timeline

August – September 2021	September	September – October	October	October	November

August 30th
Mr. Kornberg responds stating that CMTL is trying to schedule time for candidate interviews, which may not occur until after the September 6 Labor Day holiday, just three days prior to the nomination deadline; the question of counsel is not addressed

September 3rd
On Friday at 5:30pm, Mr. Kornberg sends an email regarding scheduling the candidate interviews, copying Ms. Chambers and Mr. Waldman; Mr. Kornberg does not reference the prior request for counsel, a potential cooperation agreement, or the nomination deadline

September 7th
Mr. Wallace emails Ms. Chambers seeking to begin a direct dialogue with her as the Chair of the Nominating and Governance Committee and informing her that given the constant delays and failure to work with Outerbridge on a cooperation agreement to avoid a public contest, Outerbridge has decided to formally nominate a slate of directors; Mr. Wallace requests to speak with Ms. Chambers at her earliest convenience in hopes of reaching an amicable solution; Mr. Wallace sends a similar email to Mr. Kornberg, copying Ms. Chambers and Mr. Waldman

Later that Day
Ms. Chambers responds via email stating that CMTL's hope is to continue the interview process but does not acknowledge the nomination deadline; she never reaches out to the privately submitted candidates

September 8th
Outerbridge delivers its nomination notice and letter to the Board (the "Nomination Letter") formally nominating three qualified and independent candidates for election at the 2021 Annual Meeting: Wendi Carpenter, Sidney Fuchs, and Jonathan Wackrow (the "Nominees")

September 9th
CMTL issues a press release acknowledging the Nomination Letter

September 14th
Ms. Chambers emails Mr. Wallace seeking a meeting with herself and Mr. Waldman; the parties agree to speak on Friday, September 17th

September 17th
Ms. Chambers and Messrs. Waldman and Wallace have a call to discuss how to avoid a costly contest and the Nominees, among other matters; *Mr. Wallace explains that Outerbridge's initial two candidates would have been able to join the Board via a private and constructive settlement process, but that Outerbridge had been obligated to seek out qualified nominees who were able to join a dissident slate in a public proxy contest due to CMTL's complete lack of engagement regarding a cooperative framework*; Ms. Chambers and Mr. Waldman agree to circle back with the Board to determine next steps; Mr. Wallace follows up later that day and offers to meet with Ms. Chambers and Mr. Waldman the following week, but they do not make themselves available to do so

September 28th
Ms. Chambers emails Mr. Wallace to request interviews with the Nominees

September 29th
Mr. Wallace agrees to the interviews, but states that the parties should concurrently work towards a cooperation agreement; he requests a time to speak with the Board and its counsel to discuss such an agreement

September 30th
Ms. Chambers responds and the parties agree to speak on October 6th

October 1st – 4th
Ms. Chambers and Mr. Wallace schedule the Nominees' interviews

October 4th
CMTL releases its quarterly earnings report and announces that Mr. Porcelain will succeed Mr. Kornberg as CEO and will join the Board by year-end

October 6th
Outerbridge issues a public letter responding to the CEO announcement; later, on the call with Ms. Chambers and Mr. Waldman, Mr. Wallace expresses concerns with the lack of progress toward a cooperative agreement and CMTL's engagement with Outerbridge; Ms. Chambers and Mr. Waldman refuse to allow counsel on the call, and will not reveal the identity of CMTL's counsel, or even whether CMTL is being represented by outside counsel

October 8th and 12th
Nominee interviews are conducted with limited members of the Board

October 13th
Ms. Chambers emails Mr. Wallace asking for Nominee background checks; Mr. Wallace responds that CMTL should adhere to its own process regarding background checks, and questions the sincerity of the interview process given CMTL's refusal to disclose the identity of its counsel and the lack of any engagement regarding a cooperative agreement; Mr. Wallace states that interviews can resume once progress towards an agreement is made

October 15th
Outerbridge files its preliminary proxy

October 16th
Ms. Chambers emails Mr. Wallace accusing him of blocking the interview process, but does not acknowledge the lack of progress towards a cooperative agreement

October 17th
Mr. Wallace responds, reiterating that Outerbridge has sought a mediated resolution from the start, and that if CMTL was serious about avoiding a contest, it would have engaged in settlement discussions and, at the very least, provided the identity of its legal counsel – over the course of four months, CMTL refused to do either of these things; Mr. Wallace notes that Ms. Chambers has serious conflicts of interest in interviewing Nominees with whom she will be in direct competition at the Annual Meeting; Mr. Wallace extends yet another offer to Ms. Chambers to begin negotiations on a cooperation agreement and again copies Outerbridge's legal counsel on the email; Ms. Chambers never responds

October 18th
CMTL announces that it is issuing up to $125 million of votable, convertible preferred equity to White Hat Capital Partners LP and Magnetar Capital LLC, in a transaction that will dilute all common shareholders and will entail appointing White Hat cofounder and managing partner Mark Quinlan to the Board after the 2021 Annual Meeting (the "Dilutive Transaction")

October 22nd
CMTL files a Form 8-K disclosing various transaction documents

October 25th
Outerbridge issues a letter criticizing the Dilutive Transaction; another shareholder files a class action lawsuit against Comtech's Board, White Hat, and Magnetar alleging breaches of fiduciary duty in connection with the Dilutive Transaction

Later that Day
CMTL issues a press release claiming that Outerbridge's claim in its letter that common shareholders have no voting input on the election of the Preferred Stock Director (the "Outerbridge Claim") was erroneous and that common shareholders vote side-by-side with holders of preferred shares

October 27th
Outerbridge delivers a books and records request for certain documents related to the Dilutive Transaction

October 29th
Acacia Research Corp makes an offer to acquire Comtech for $30 per share

October 29th
CMTL files its preliminary proxy statement for the Annual Meeting

November 1st
CMTL issues a press release confirming receipt of an unsolicited, non-binding proposal from Acacia to acquire Comtech

November 2nd
Outerbridge issues a press release commenting on Acacia's offer to acquire Comtech, calling on the Board to immediately add Outerbridge's Nominees to the Board, and to form a Strategic Alternatives Committee that includes the Nominees in order to run a thorough review process

November 4th
Outerbridge files its revised preliminary proxy statement

November 5th
CMTL admits in a legal document that the Certificate of Designation for the Dilutive Transaction referenced in the Outerbridge Claim had been drafted with an "obvious scrivener's error," implying the Outerbridge Claim was in fact accurate and Comtech's reply false

November 12th
The parties file their definitive proxy statements

Outerbridge